UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

BrasilAgro – Brazilian Agricultural Real Estate Company
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

10554B104**
(CUSIP Number)

September 19, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer.

**
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Eduardo S. Elsztain
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 100
	6.	Shared Voting Power: 35,081,284
	7.	Sole Dispositive Power: 100
	8.	Shared Dispositive Power: 35,081,284
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,081,284
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 34.27%
12.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: Cresud SACIFyA
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,334,400
	6.	Shared Voting Power: 35,081,184
	7.	Sole Dispositive Power: 1,334,400
	8.	Shared Dispositive Power: 35,081,184
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,081,184
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 34.27%
12.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Persons: Helmir S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 33,746,784
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 33,746,784
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,746,784
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 32.96%
12.	Type of Reporting Person (See Instructions): CO

Item 1.              (a). Name of Issuer
BrasilAgro – Brazilian Agricultural Real Estate Company (the “Issuer”)

(b). Address of Issuer’s Principal Executive Offices:
1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

Item 2(a). Name of Person Filing

Item 2(b). Address of Principal Business Office

Item 2(c). Citizenship
        (a)-(c) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors or Director of each of the following companies:

        (i) Cresud SACIFyA, a stock corporation organized under the laws of Republic of Argentina (“Cresud”); and

        (ii) Helmir S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Helmir”)

        Elsztain’ s principal offices are located at Bolívar 108, 1st floor, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina; Cresud’s principal offices are located at Carlos M. Della Paolera 261, C1001ADA, Buenos Aires, Argentina; and Helmir’s principal offices are located at Zabala 1422, Floor 2, 11000, Montevideo, Republic of Uruguay.

Item 2(d). Title of Class of Securities: Ordinary Shares, no par value (the “Ordinary Shares”).

Item 2(e). CUSIP Number:
                        10554B104. This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, each representing one Ordinary Share of the Issuer.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4. Ownership.

                        (a) Amount beneficially owned:

                        Calculations of the percentage of Ordinary Shares beneficially owned assume 102,377,008 Ordinary Shares outstanding as of September 19, 2023, based on information provided by the Issuer. Each of the Reporting Persons may be deemed to be the beneficial owner of the Ordinary Shares listed on such Reporting Person’s cover page.

                       As of the date hereof, Elsztain directly holds 100 Ordinary Shares. Elsztain may be deemed the beneficial owner over the shares held by Cresud and Helmir by virtue of his ability to appoint the majority of members of the board of directors of Cresud.

                       As of the date hereof, Cresud directly holds 1,334,400 ADSs representing 1,334,400 Ordinary Shares.

As of the date hereof, Helmir directly holds 33,746,784 Ordinary Shares.

                             (b) Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Ordinary Shares listed on such Reporting Person’s cover page.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:
                                    See each cover page hereof.
(ii) Shared power to vote or to direct the vote:
                                    See each cover page hereof.
(iii) Sole power to dispose or to direct the disposition of:
                                    See each cover page hereof.
(iv) Shared power to dispose or to direct the disposition of:
                                    See each cover page hereof.
Item 5.

Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.

Identification and Classification of Members of the Group.
See Item 2.

Item 9.

Notice of Dissolution of Group.
Not Applicable.

Item 10.

Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2023

Eduardo S. Elsztain

By: ________________________
Name: Eduardo S. Elsztain

Cresud SACIFyA

By: ________________________
Name: Eduardo S. Elsztain
Title: Chairman of the Board

Helmir S.A.

By: ________________________
Name: Eduardo S. Elsztain
Title: Chairman of the Board

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated September 19, 2023, among the Reporting Persons (filed herewith).

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of BrasilAgro – Brazilian Agricultural Real Estate Company, a Brazilian company, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 19 day of September 2023.

Eduardo S. Elsztain

By: ________________________
Name: Eduardo S. Elsztain

Cresud SACIFyA

By: ________________________
Name: Eduardo S. Elsztain
Title: Chairman of the Board

Helmir S.A.

By: ________________________
Name: Eduardo S. Elsztain
Title: Chairman of the Board